Viceroy Exploration Ltd.
(an exploration stage company)

2005 Three Month Report
(expressed in Canadian dollars)
(unaudited – prepared by management)

L E T T E R   T O   S H A R E H O L D E R S

May 12, 2005

This past quarter has been a busy and productive one for your Company. We recommenced Phase Two of the drill program at Gualcamayo after a short Christmas break. Results to date are encouraging and show strong potential to expand on current resources. We now recognize the that there is significant exploration potential on the Western extension of Quebrada del Diablo (“QDD”), and in that regard, we recently announced that we will be accelerating the exploration program with the addition of two more drill rigs over the next two months.

We have also completed several in-fill holes within the main QDD deposit in order to upgrade existing Inferred resources to Measured and Indicated.

In January, we commenced a regional exploration program within our substantial land holdings at Gualcamayo. Results have been encouraging and we have identified two new targets in the region. We plan to actively continue this program over the next few months in order to further define the targets for a future drill program.

Engineering work also progressed in the first quarter. We commissioned Golder Associates to complete a geotechnical program for pit design purposes. Metallurgical testwork is also progressing with the drilling of metallurgical holes for the upcoming column leach testwork.

Your Company also reached a significant milestone in its development with the recent announcement of its listing on the Toronto Stock Exchange (“TSX”). We began trading on the TSX on May 2, 2005 under the same symbol, VYE.

We are now entering a very important phase for the Company. Exploration is proceeding at an accelerated pace and we are excited about the potential to expand the current resource base. The permitting process is underway and our regional exploration program is providing more opportunities for expansion. I therefore look forward to reporting to you over the rest of the year on our progress on all fronts.

On behalf of the Board of Directors,

Patrick G. Downey
President and C.E.O.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis, prepared as of May 2, 2005, provides information that management believes is relevant to an assessment and understanding of the Company’s interim consolidated financial condition as at March 31, 2005 and the results of its operations and cash flows for the three-month period then ended. The discussion should be read in conjunction with the previously issued discussion and analysis and the Company’s December 2004 annual audited consolidated financial statements, including the notes thereto, which are prepared in accordance with generally accepted accounting principles in Canada.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This discussion and analysis may contain forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ significantly from those anticipated in the forward-looking statements and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to forward-looking statements that may be made to reflect events or circumstances after the above-stated date or to reflect the occurrence of unanticipated events.

DESCRIPTION OF THE BUSINESS AND
SUMMARY OF RECENT ACTIVITIES

Viceroy Exploration Ltd (“Viceroy” or the “Company”) is a natural resource exploration stage company with five 100% owned gold exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three zones of mineralization. With $13.2 million in cash and cash equivalents as at March 31, 2005, substantially all of which is available as working capital, Viceroy is well financed to continue advancing the Gualcamayo project, for which a previously reported independent resource estimate of the three main zones of approximately 1.4 million ounces measured and indicated and 0.6 million ounces inferred has been identified in an updated technical report prepared by a qualified person which report was SEDAR filed December 8, 2004. The Company is also carrying out a regional exploration program within the Gualcamayo property. In 2004, Viceroy optioned another of its properties, La Flechas, on which exploration is progressing.

During the three months ended March 31, 2005:

-
in January 2005, AMEC Americas Limited completed a Preliminary Economic Assessment on the main zone of mineralization which reported robust economics and which provided the Company with direction for future exploration. The Company is continuing to carry out engineering studies incorporating the three main zones of mineralization. This work is intended to lead towards a feasibility which is planned to commence later this year;

-	continued the second phase drill program, designed to expand and confirm continuity of the mineralized structures, completing 18 diamond drill holes for a total 2,475 metres; and
-	continued metallurgical test-work which indicates that the bulk of the ore is readily amenable to cyanide leaching.

In the subsequent period in April 2005, in summary, among others, the Company announced:

-	the addition of a second diamond drill to the property to be used for geotechnical, metallurgical and exploration drilling;
-	plans to accelerate the current program due in part to a new geological interpretation of the mineralization including a third drill rig to the site in late May or early June;
-	positive preliminary results from the Gualcamayo regional exploration program which is ongoing with increased budget and personnel;
-
the awarding of the Environmental Impact Statement contract to an international consulting firm, Golder Associates, intended to define and coordinate environmental impact statement work in order that required environmental, construction and mining permits can be obtained as needed. The contract work is to begin immediately; and

-
the Company’s application to the Toronto Stock Exchange (“TSX”) for the listing of its common shares on the TSX was granted and its common shares were listed and posted for trading at the opening on May 2, 2005.

RESULTS OF OPERATIONS

For the three months ended March 31, 2005 (the “2005 first quarter”) as compared to the three months ended March 31, 2004 (the “2004 first quarter”):

Loss For The Period:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the 2005 first quarter, the Company had a loss of $1,303,708 as compared to a loss of $579,365 for the 2004 first quarter. A significant component of operating expenses in both these periods is stock-based compensation recorded at fair value at the time the options are granted. The purpose of the options is to motivate recipients thereby advancing the Company’s interests by affording such persons with an opportunity to acquire an equity interest in the Company while preserving cash for exploration spending.

In the 2005 first quarter, stock options were granted for a total 857,000 common shares with a fair value of $1,092,697, representing 84% of the $1,303,708 loss for the quarter, among the Company’s four officer consultants, two employees, five independent directors and six other consultants. In the 2004 first quarter, stock options were granted for a total 428,000 common shares with a fair value of $397,115, representing 69% of the $579,365 loss for the quarter, among one officer consultant, two employees and one other consultant.

The Loss Before The Following in the 2005 first quarter, excluding non-cash charges, is $291,691 as compared to $225,507 in the 2004 first quarter. The relative increase is primarily due to higher cash compensation, $167,718 as compared to $123,433, paid to certain senior officers in the current period as well as there being less than a full staff complement for the 2004 first quarter. In the 2005 first quarter, Company representatives attended two industry conferences, both in Canada.

Capitalized Exploration Expenditures:

In the 2005 first quarter, $1,323,832 was spent substantially all on the Gualcamayo property primarily continuing the second phase drill program and related activities including $49,045 for the purchase of additional camp equipment and replacement of an old vehicle as compared to $363,480 spent on the Gualcamayo property in the 2004 first quarter primarily on capitalized land purchased of $42,962, systematic mapping, surface sampling and check assay results which confirmed the historical assays of a previous owner, and the start of drill-site access road construction. Included in cumulative deferred exploration expenditures at March 31, 2005 is $542,296 of Argentine value added tax. The Company is making application to recover this amount; however, the recovery, if any, is uncertain.

Cash Flows:

Cash used in operating activities in the 2005 first quarter is $349,491 as compared to cash used in the 2004 first quarter of $354,209. Relative differences to the above-described period spending is due to the timing of the payment of expenses.

Cash used in investing activities in the 2005 first quarter of $1,143,585 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the continuing second phase drill program and related activities. In the 2004 first quarter, cash of $325,581 was used for capitalized expenditures on the Gualcamayo property including land of $42,962.

Cash from financing activities in the 2005 first quarter of $218,500 is partial exercise of stock options as compared to $2,679,640 in the 2004 first quarter from the exercise of warrants, the partial exercise of brokers’ warrants and the exercise of stock options.

In summary, for the 2005 first quarter, total cash and cash equivalents decreased by $1,274,576 to $13,224,408 as compared to an increase in total cash and cash equivalents for the 2004 first quarter of $1,999,850 to $6,716,880.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited consolidated information for the Company for each quarter since the date of its incorporation on March 31, 2003.

	Quarter Ended
	Mar 31,		Dec 31,		Sep 30,		Jun 30,		Mar 31,		Dec 31,		Sep 30,		Jun 30,
	2005		2004		2004		2004		2004		2003		2003		2003
	$		$		$		$		$		$		$		$

Capitalized property
acquisition and
exploration costs	1,323,832	(2)	443,981	(2)	877,031	(2)	1,470,588	(2)	406,442	(3)	229,013	(2)	124,411	(2)	6,015,995	(1)
Revenue(4)	-		-		-		-		-		-		-		-
Loss from operations	1,303,708	(11)	658,536	(10)	673,637	(9)	466,183	(8)	579,365	(7)	1,115,063	(6)	321,532	(5)	10,814
Basic and diluted loss
per share	(0.04)		(0.02)		(0.02)		(0.02)		(0.02)		(0.06)		(0.02)		(0.00)

(1)	consists entirely of capitalized property acquisition costs
(2)	consists entirely of capitalized property exploration costs
(3)	comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(4)	the Company is in the exploration stage and has no revenues
(5)	includes $250,306 stock-based compensation
(6)	includes $866,774 stock based compensation
(7)	includes $397,115 stock-based compensation
(8)	includes $162,920 stock-based compensation
(9)	includes $392,900 stock based compensation
(10)	includes $230,150 stock-based compensation
(11)	includes $1,092,697 stock-based compensation

The Company’s interim consolidated financial statements have been prepared in accordance with established standards in Canada for interim financial statements and all amounts are expressed in Canadian dollars unless otherwise indicated.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2005 as compared to as at December 31, 2004:

As at March 31, 2005, the Company has cash and cash equivalents of $13,224,408, substantially all of which is available as working capital, as compared to cash and cash equivalents of $14,498,984 as at December 31, 2004, substantially all of which was available as working capital, a decrease of $1,274,576.

As of the May 2, 2005 date of this discussion and analysis, the quoted price of the Company’s common shares on the TSX exceeded the exercise prices of the Company’s outstanding warrants and stock options granted. If all outstanding warrants and options were exercised, a total 6,356,875 common shares would be issued for cash proceeds of $13,915,206.

Should the planned acceleration of the current phase two drill program on the Gualcamayo property result in a further expansion of the resource, the Company may require additional funds in order to complete this expanded program, planned Feasibility study as well as for property maintenance requirements and administrative overhead. Development of the project beyond feasibility will require additional equity and possible debt financing both which involve significant risks. The Company continues to target the 2005 fourth quarter to begin a Feasibility study and 2006 for a possible production decision.

The functional currency of the Company is the Canadian dollar and to date new funding has been raised in Canadian dollars. Included in cash and cash equivalents at March 31, 2005 is $347,610 and $68,953 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increases in spending on the Gualcamayo property materialize, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the year ended December 31, 2004 are substantially unchanged as at March 31, 2005

DISCLOSURE OF SHARE DATA AS AT MAY 2, 2005

i.	shares authorized:
an unlimited number of common shares without par value
an unlimited number of first preferred shares without par value an unlimited number of second preferred shares without par value

ii.	shares issued and outstanding:

35,620,308 common shares with a recorded value of $26,186,993

iii.	warrants and stock options outstanding:

	Number		Exercise Price	Date of Expiry
			$
Stock Options	50,000		1.35	December 17, 2008
	200,000		0.50	September 12, 2008
	100,000		1.06	October 7, 2008
	750,000		1.25	December 3, 2008
	150,000		1.35	January 12, 2009
	200,000		1.25	February 1, 2009
	23,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	40,000		0.93	June 10, 2009
	480,000		1.57	September 13, 2009
	200,000		2.25	October 21, 2009
	827,000	(1)	2.46	January 31, 2010
	30,000	(2)	2.52	February 25, 2010
	3,200,000

Warrants	3,156,875		2.75	December 6, 2006

	6,356,875

(1)	one option for 60,000 shares is subject to vesting at 5,000 shares per month from January 31, 2005; one option for 50,000 shares is subject to vesting at 4,167 shares per month from January 31, 2005
(2)	subject to vesting at 5,000 shares per month

OTHER INFORMATION

(a)	critical accounting estimates:

Exploration property costs – The Company records its interest in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administrative costs are expensed in the period they are incurred. Management regularly reviews the net carrying value of each mineral property. Where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Stock-based compensation – Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the volatility factor, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock-based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date, which may not be the case.

(b)	related party transactions:

Related party transactions in the 2005 first quarter are described in note 6 to the interim consolidated financial statements for the three months ended March 31, 2005.

(c)	changes in accounting policies, including initial adoption:

Changes in accounting policies, including initial adoption in the 2005 first quarter are described in note 2 to the interim consolidated financial statements for the three months ended March 31, 2005.

(d)	operating lease obligations:

Vancouver office - $73,332 annually, expiring July 31, 2007 Argentina office - $9,600 annually, expiring 2007

(e)	SEDAR

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company’s website at www.viceroyexploration.com.

(f)	Annual Information Form:

The Company expects to file its Initial Annual Information Form by mid May 2005.

Viceroy Exploration Ltd. (an exploration stage company) Interim Consolidated Balance Sheets (expressed in Canadian dollars) (unaudited – prepared by management)

	March 31,	December 31,
	2005	2004
	$	$
Assets

Current assets
Cash and cash equivalents	13,224,408	14,498,984
Prepaid expenses and accounts receivable	261,612	188,633
	13,486,020	14,687,617

Exploration properties (note 3)	11,244,717	9,920,885

Furniture and equipment – corporate office	30,907	29,441

	24,761,644	24,637,943

Liabilities

Current liabilities
Accounts payable and accrued liabilities	372,794	256,582

Shareholders’ Equity

Capital stock (note 4 (a))	26,186,993	25,812,231

Stock options and warrants (note 4 (d))	3,330,695	2,394,260

Deficit	(5,128,838)	(3,825,130)

	24,388,850	24,381,361

	24,761,644	24,637,943

See accompanying notes.

Approved by the Board of Directors

Robert V. Matthew	Patrick G. Downey
Director	Director

Viceroy Exploration Ltd. (an exploration stage company) Interim Consolidated Statements of Operations and Deficit (expressed in Canadian dollars) (unaudited – prepared by management)

	Three Months Ended March 31,
	2005	2004
	$	$

Expenses

Stock-based compensation (note 4 (d))
Directors/officers/employees	761,241	218,325
Other consultants	331,456	178,790
	1,092,697	397,115

Salaries, benefits and officer consultants	167,718	123,433
Stock exchange/transfer agent/listing application	11,147	10,042
Legal	12,897	11,896
Shareholders’ communication	6,884	5,254
Amortization	4,000	2,123
Investor relations (notes 4 (d))	48,796	35,680
Travel and lodging	-	7,920
Office and miscellaneous	44,249	31,282

Loss before the following	1,388,388	624,745

Interest income	(82,306)	(26,775)

Foreign exchange gain	(2,374)	(18,605)

Loss for the period	1,303,708	579,365

Deficit - Beginning of period	3,825,130	1,447,409

Deficit - End of period	5,128,838	2,026,774

Basic and diluted loss per share	(0.04)	(0.02)

Weighted average shares outstanding	35,524,752	27,232,126

See accompanying notes.

Viceroy Exploration Ltd. (an exploration stage company) Interim Consolidated Statements of Cash Flows (expressed in Canadian dollars) (unaudited – prepared by management)

	Three Months Ended March 31,
	2005	2004
	$	$
Cash flows (used in) from operating activities
Loss for the period	(1,303,708)	(579,365)

Non-cash charges	1,096,697	399,238
Changes in non-cash working capital items	(142,480)	(174,082)

	(349,491)	(354,209)
Cash flows (used in) investing activities
Exploration properties	(1,138,119)	(300,099)

Furniture and equipment-corporate office	(5,466)	(25,482)

	(1,143,585)	(325,581)

Cash flows from financing activities
Exercise of warrants and stock options	218,500	2,679,640

(Decrease) increase in cash and cash equivalents	(1,274,576)	1,999,850

Cash and cash equivalents - Beginning of period	14,498,984	4,717,030

Cash and cash equivalents - End of period	13,224,408	6,716,880

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and
brokerages	13,224,408	6,716,880

See accompanying notes.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

1	Basis of preparation

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements, except as disclosed below in note 2. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.

2	Changes in accounting policies

	a)	Consolidation of variable interest entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

	b)	Financial instruments – recognition and measurement, hedges, and comprehensive income

Effective January 1, 2005, the Company elected early adoption of the new accounting standards for Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income.

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt are recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designed as being “available for sale”. Changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

There is no impact on these interim consolidated financial statements resulting from the early adoption of the above-described new accounting standards.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

3	Exploration Properties

The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 1.0% and 3.5%. Certain royalties set at 2.5% on specific claims and leases are capped at US$700,000.

	March 31, 2005
	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$

Property

Gualcamayo	5,298,770	5,180,376	10,479,146
Salamanca	260,187	2,961	263,148
Las Flechas	200,000	-	200,000
Evelina	200,000	1,918	201,918
La Brea/Las Carachas	100,000	505	100,505

	6,058,957	5,185,760	11,244,717

	December 31, 2004
	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$

Property

Gualcamayo	5,298,770	3,861,928	9,160,698
Salamanca	260,187	-	260,187
Las Flechas	200,000	-	200,000
Evelina	200,000	-	200,000
La Brea/Las Carachas	100,000	-	100,000

	6,058,957	3,861,928	9,920,885

By option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with a pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

Gualcamayo property exploration expenditures:

	Balance	Three Months	Balance
	December 31,	Ended March	March 31,
	2004	31, 2005	2005
	$	$	$

Drilling	1,058,581	296,277	1,354,858
Geologists’/engineers’ fees/travel/lodging	743,396	168,306	911,702
Field support	713,641	292,723	1,006,364
Assays	247,819	19,704	267,523
Property permits/canon payments	112,534	12,171	124,705
Road maintenance/drill pads	242,399	243,678	486,077
Location administration/office support	245,394	59,509	304,903
Vehicles and equipment	60,732	49,045	109,777
Engineering studies	42,673	29,498	72,171
Argentine value added tax	394,759	147,537	542,296

	3,861,928	1,318,448	5,180,376

During the three months ended March 31, 2005, a positive Preliminary Economic Assessment on the main zone of mineralization was completed, additional engineering studies incorporating the three main zones of mineralization began, and the second phase of exploration drilling continued.

4	Capital Stock

	a)	Issued and outstanding – common shares:

	Three Months Ended
	March 31, 2005
	Number of	Amount
	shares	$

Balance – December 31, 2004	35,370,308	25,812,231
Exercise of stock options	250,000	374,762
Balance – March 31, 2005	35,620,308	26,186,993

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

b)	Warrants:

	Three Months Ended
	March 31, 2005
	Number of	Exercise price
	shares	$

Balance – December 31, 2004
and March 31, 2005	3,156,875	2.75

The warrants expire December 6, 2006.

c)	Stock options:

	Three Months Ended
	March 31, 2005
	Number of	Weighted
	shares	average exercise
		price
		$

Balance - December 31, 2004	2,593,000	1.29

Granted during the period	857,000	2.46
Exercised during the period	(250,000)	0.87

Balance – March 31, 2005	3,200,000	1.64

The options granted for 857,000 shares in the three months ended March 31, 2005 were granted subject to shareholder and regulatory approvals which approvals were subsequently received.

As at March 31, 2005, three options for 111,666 shares are subject to vesting over various periods to January 31, 2006.

At the Company’s annual meeting of shareholders held April 22, 2005, the shareholders ratified, subject to regulatory approval, a new 10% rolling stock option plan which is consistent with the policies of and will take effect only upon and in the event of listing of the Company’s shares on the Toronto Stock Exchange (“TSX”). On April 29, 2005, the Company announced it’s application to the TSX was granted and its common shares were listed and posted for trading at the opening on May 2, 2005.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

d)	Stock options and warrants:

	Three Months Ended
	March 31, 2005
	Number of	Amount
	shares	$

Balance – December 31, 2004	2,947,552	2,394,260

Stock-based compensation to directors/officers/employees	597,000	761,241
Stock-based compensation to other consultants	260,000	331,456
Exercise of stock-based compensation to directors/officers/
employees	(250,000)	(156,262)

Balance – March 31, 2005	3,554,552	3,330,695

In accordance with the Company’s accounting policy for stock-based compensation, the fair value of stock options and warrants granted as compensation, calculated using the Black-Scholes option pricing model, is recorded as a charge to operations.

During the three months ended March 31, 2005, the assumptions used in calculating fair values are:

	Stock options granted	Stock options
	to directors/officers/	granted to other
	employees	consultants

Number of common shares	597,000	260,000
Grant /exercise price per share	$2.46	$2.46 - $2.52
Risk-free interest rate (percent)	3.75	3.75
Annual dividend per share	Nil	Nil
Price volatility (percent)	56	54 - 56
Option life in years	5	5

Included in options granted to other consultants during the three months ended March 31, 2005 is an option for 50,000 common shares granted to a consultant providing investor relations services to the Company and which is subject to vesting.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

5	Geographic segment information Assets by geographic segment are as follows:

	March 31,	December 31,
	2005	2004
	$	$

Canada	13,443,857	14,646,602

Argentina	11,317,787	9,991,341

	24,761,644	24,637,943

6	Related party transactions

The Company has monthly consulting service arrangements with each of its four officers, two of which are also directors of the Company. During the three months ended March 31, 2005, cash paid or payable pursuant to these arrangements was $45,000, $35,429, $27,500 and $25,000, an aggregate $132,929.

During the three months ended March 31, 2005, stock options were granted to the above- referred four officers for a total 300,000 common shares having a recorded fair value of $382,533 and to the other five directors of the Company for a total 250,000 common shares having a recorded fair value of $318,778.

C O R P O R A T E   D A T A

DIRECTORS	SHARES LISTED	LEGAL COUNSEL
David Black	VYE – TSX	DuMoulin Black
Richard Colterjohn	VCRYF – OTC	595 Howe Street
Eric Cunningham		Vancouver, BC
Patrick Downey	CAPITALIZATION
Michael Halvorson	Issued: 35,620,308	REGISTRAR AND
Robert Matthews	Common Shares	TRANSFER AGENT
Ronald Netolitzky	(at May 2, 2005)	Computershare Trust
Company of Canada
OFFICERS		Toronto, Ontario
Ronald Netolitzky	HEAD OFFICE	Vancouver, B.C.
Chairman of the Board	520 – 700 West Pender Street
	Vancouver, B.C. V6C 1G8	AUDITOR
Patrick Downey	Tel: 604-669-4777	PricewaterhouseCoopers LLP
President and CEO	Fax: 604-696-0212	250 Howe Street
	www.viceroyexploration.com	Vancouver, B.C.
John Fairchild, C.A.
Chief Financial Officer	SAN JUAN OFFICE
San Luis 235 Oeste
Michele Jones	(5400) San Juan, Argentina
Corporate Secretary	Tel: (011) 54-264-421-1573
Fax: (011) 54-264-427-4136

Cautionary Notes

These materials present a review of the Gualcamayo project in Argentina. Readers are cautioned that the Project is at an early stage and that all estimates and projections contained herein are based on limited and incomplete data. More work is required before the mineralization and the Project’s economic aspects can be confidently modeled. Therefore, while the work results, estimates and projections herein may be considered to be generally indicative of the nature and quality of the Gualcamayo project, they are not definitive. No representation or prediction is intended as to the results of future work or that the Project will otherwise prove to be economic.

These materials include certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Other than statements of historical fact, all statements in this material, including , without limitation, statements regarding potential mineralization and resources, estimated or potential future production, potential ranking gold producers, and future plans and objectives of the Company, are forward-looking statements that involve various known or unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of the materials. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, the actual results of current exploration activities, conclusions of any scoping, pre-feasibility, feasibility studies, changes in project parameters and future metal price, as well as the factors discussed under in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian securities regulators and other regulatory authorities. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.